Exhibit 99.1

RISE Education Announces First Quarter 2020 Unaudited Financial Results

BEIJING, May 14, 2020 – RISE Education Cayman Ltd (“RISE” or the “Company”) (NASDAQ: REDU), a leading junior English Language Training (“ELT”) provider in China, today announced its unaudited financial results for the first quarter ended March 31, 2020.

Impact from COVID-19

The outbreak of COVID-19 in late January 2020 had a significant and material adverse impact on the Company’s operations during the first quarter of 2020. In accordance with government regulations to contain the outbreak, RISE’s learning centers were temporarily closed starting January 19, 2020 and all self-owned learning centers remain closed as of May 15, 2020. This has adversely impacted the Company’s ability to recognize revenue and to collect tuition fees not only from renewed students due to the deferred academic schedule, but also from new students who are acquired through its physical network of learning centers. The extent of the disruption on offline operations and the related impact on RISE’s financial and operational results and outlook depend on COVID-19’s further development as a global pandemic. In response to this challenging environment, the Company implemented proactive measures during the quarter to stabilize its business through targeted cost controls and adjusted capital expenditure and liquidity plans to preserve cash. At the same time, the Company also upgraded Rise+ into a nation-wide open and interactive technology platform for learning, teaching and training. The Company officially launched its first online small group class product through Rise+ in early March 2020 which has strengthened its determination to transform its business leveraging an Online Merge Offline (“OMO”) model.

As of March 31, 2020, the Company had RMB925.1 million (US$130.6 million) in cash, cash equivalents, and restricted cash. The Company’s cash and cash equivalents primarily consist of cash on hand, demand deposits and short-term floating rate financial instruments which can be freely withdrawn or used and have original maturities of three months or less when purchased. The Company’s restricted cash primarily consists of deposits held in a designated bank account as security for the interest payments on its long-term loan and deposits restricted as to withdrawal or use under government regulations. The Company believes its level of liquidity is sufficient to navigate an extended period of uncertainty.

First Quarter of 2020 Financial and Operational Summary

•	Total revenues were RMB109.0 million (US$15.4 million) in the first quarter of 2020, compared with RMB335.0 million in the first quarter of 2019.

•	Net loss attributable to RISE was RMB103.8 million (US$14.7 million) in the first quarter of 2020, compared with net income of RMB36.4 million in the first quarter of 2019.

•	Non-GAAP net loss attributable to RISE was RMB99.5 million (US$14.1 million) in the first quarter of 2020.

•	Adjusted EBITDA[1] loss was RMB108.0 million (US$15.3 million) in the first quarter of 2020, compared with adjusted EBITDA income of RMB80.5 million in the first quarter of 2019.

•

In accordance with government regulations to contain the outbreak of COVID-19, RISE’s learning centers were temporarily closed throughout the majority of the first quarter of 2020. The Company immediately took measures to launch online small group classes through Rise+ in late February 2020 and began monetizing them in early March 2020 with existing and new students. Students in class[2] for Rise regular courses (including Rise Start and Rise On programs) were 52,585 as of March 31, 2020, an increase of 901 from 51,684 as of March 31, 2019. Students in class for online small group classes were 31,039 at the end of March 2020.

•

New students enrolled[3] for Rise regular courses in the first quarter of 2020 were 1,507, compared with 7,406 during the same period last year. New students enrolled for other Rise courses, which were taught online (including Rise Up, Can-Talk and online small group classes, other Rise short-term courses and courses provided by The Edge learning centers were 32,494 in the first quarter of 2020, compared with 1,470 during the same period last year. During the first quarter of 2020, 31,822 students enrolled in online small group classes, 92.6% of whom were existing RISE students.

[1]	Adjusted EBITDA excludes share-based compensation expenses from EBITDA.
[2]	Students in class refers to the students who were taking our ongoing courses as of a given date.
[3]	New students enrolled refers to the newly acquired students who enrolled in our courses during a given period of time.

•	The total number of the Company’s learning centers was 475, consisting of 89 self-owned (including 2 operated by The Edge) and 386 franchised learning centers.

	Three Months Ended March 31,
(in thousands RMB, except for percentage and per ADS data)	2019	2020	Pct. Change
Revenues	335,026	108,989	-67.5%
Operating income/(loss)	53,040	(131,397)	-347.7%
Non-GAAP operating income/(loss)	60,664	(127,050)	-309.4%
Net income/(loss) attributable to RISE	36,370	(103,837)	-385.5%
Non-GAAP net income/(loss) attributable to RISE	43,994	(99,490)	-326.1%
Net income/(loss) per ADS attributable to RISE – basic	0.64	(1.84)	-387.5%
Net income/(loss) per ADS attributable to RISE – diluted	0.63	(1.84)	-392.1%
Non-GAAP net income/(loss) per ADS attributable to RISE – basic	0.77	(1.76)	-328.6%
Non-GAAP net income/(loss) per ADS attributable to RISE – diluted	0.76	(1.76)	-331.6%
Adjusted EBITDA	80,499	(108,006)	-234.2%

Ms. Lihong Wang, Chairwoman and Chief Executive Officer of RISE, commented, “The disruption to our operations caused by the COVID-19 pandemic has compelled us to accelerate the execution of our digitalization strategy, which has already generated solid results. During the first quarter of 2020, 31,822 students enrolled in online small group classes, 92.6% of whom were existing RISE students, which I believe reflects the quality of the course and our ability to smoothly transition students online with an enhanced user experience.”

“Following the launch of online small group classes, we have successfully transitioned close to 90% of our existing offline regular course students online as of the end of April 2020. We also launched upgraded online small group classes, which offer differentiated Chinese and native English-speaking teacher combos, in early May. In just under four months, we have been able to successfully build and launch an online platform and online products that offer a truly unique value proposition and experience to an increasing number of students who choose to resume their courses online.”

“These initial results reflect the enormous growth potential ahead as we scale up and have convinced us to deepen our commitment to driving the long-term transformation of our business. We have brought on board additional highly-experienced and seasoned industry professionals to drive our digitalization strategy to the next stage. The appointment of our new Chief Operating Officer, who has extensive experience in enhancing enterprise operational excellence and digital transformation, as an executive officer and the strengthening of our business management team with a head of business development, head of OMO product development and head of new media marketing truly reflect our commitment to building a digitalized platform that can offer cross-disciplinary skill-based education products to young children.”

Ms. Jiandong Lu, Chief Financial Officer of RISE, added, “Our financial performance during the quarter was significantly impacted by the COVID-19 pandemic. In response, we have implemented proactive measures to stabilize our business during the quarter through targeted cost controls and adjusted capital expenditure and liquidity plans to preserve cash. Following the outbreak in late January, we quickly began reaching out to our students to ensure we would be able to continue providing our services. At the same time, we began implementing initiatives to control costs and preserve cash. Compared with last quarter, we managed to reduce general and administrative expenses by over 35%, personnel costs by about 23% and monthly rental expenses by almost 25% for the period when our learning center remained closed. Going forward, our growth is expected to be driven by a combination of increased utilization of our offline classrooms and greater usage of our online virtual classrooms while we continue rolling out an expanded array of online products empowered with OMO technologies.”

Financial Results for the first quarter of 2020

Revenues

Total revenues for the first quarter of 2020 decreased by RMB226.0 million, or 67.5%, to RMB109.0 million (US$15.4 million) from RMB335.0 million for the same period of the prior year.

•

Revenues from educational programs for the first quarter of 2020 decreased by 64.7% to RMB102.0 million (US$14.4 million). In line with management’s long-term strategy, revenues from educational programs include revenues generated from Can-Talk starting from the first quarter of 2020. Revenues from educational programs in previous years have been adjusted to take this into account. Revenues from educational programs are composed of three parts: revenues generated from regular courses such as Rise Start and Rise On courses, revenues generated from Rise online programs which include Rise Up, Can-Talk, and short-term online courses such as online small group classes, and revenues generated from courses offered by The Edge. The decrease in revenues from educational programs was primarily due to the temporary closure of self-owned learning centers from late January 2020 as a result of the outbreak of COVID-19, which was partially offset by an increase in revenues generated from the newly launched online small group classes.

•

Franchise revenues for the first quarter of 2020 decreased by 84.0% to RMB6.1 million (US$0.9 million), primarily due to a decline in recurring franchise revenue as a result of the temporary closure of franchised learning centers.

•

Other revenues for the first quarter of 2020 decreased by 89.2% year-over-year to RMB0.9 million (US$0.1 million), primarily due to the impact of travel restrictions on the Company’s study tour services.

Cost of Revenues

Cost of revenues for the first quarter of 2020 decreased by RMB11.8 million, or 7.7%, to RMB142.6 million (US$20.1 million). The decrease was primarily due to a decrease in direct costs associated with the Company’s study tour services and delivery of learning materials. In the first quarter of 2020, rental costs of RISE decreased as a result of a RMB8.0 million (US$1.1 million) rental concession. Non-GAAP cost of revenues4 for the first quarter of 2020 decreased by 8.1% to RMB138.3 million (US$19.5 million).

Gross Loss

As a result of the foregoing, gross loss for the first quarter of 2020 was RMB33.6 million (US$4.7 million), compared with gross profit of RMB180.6 million (US$26.9 million) for the first quarter of 2019.

Operating Expenses

Total operating expenses for the first quarter of 2020 decreased by RMB29.8 million, or 23.3%, to RMB97.8 million (US$13.8 million). Non-GAAP operating expenses for the first quarter of 2020 were RMB97.7 million (US$13.8 million).

•

Selling and marketing expenses decreased by 34.2% year-over-year to RMB43.2 million (US$6.1 million) for the first quarter of 2020, compared with RMB65.7 million for the first quarter of 2019. The decrease was primarily associated with limited offline marketing activities and related performance-based personnel costs due to the outbreak of COVID-19. Non-GAAP selling and marketing expenses for the first quarter of 2020 decreased by 34.8% year-over-year to RMB42.2 million (US$6.0 million).

•

General and administrative expenses decreased by 11.8% year-over-year to RMB54.6 million (US$7.7 million) for the first quarter of 2020, compared with RMB61.9 million for the first quarter of 2019. The decrease was mainly attributable to the reversal of share-based compensation expenses due to actual forfeitures in the first quarter of 2020. Non-GAAP general and administrative expenses for the first quarter of 2020 decreased by 6.0% year-over-year to RMB55.5 million (US$7.8 million).

[4]

Non-GAAP cost of revenues exclude relevant SBC expenses and amortization of certain intangible assets, including teaching course license, acquired as part of the junior ELT business by the Company from certain third-party in 2013 (the “2013 acquisition”) from cost of revenues. Non-GAAP operating income adds back share-based compensation expenses and amortization of certain intangible assets, including trademark, acquired as part of the 2013 acquisition. Each of non-GAAP operating expenses, non-GAAP selling and marketing expenses or non-GAAP general and administrative expenses excludes relevant share-based compensation expenses and amortization of certain intangible assets acquired as part of the 2013 acquisition. For details on the calculation of each of these and the reconciliation of each to the most directly comparable GAAP financial measure, see “About Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results.”

Operating Loss

Operating loss for the first quarter of 2020 was RMB131.4 million (US$18.6 million), compared with operating income RMB53.0 million for the same period of the prior year. Non-GAAP operating loss for the first quarter of 2020 was RMB127.1 million (US$17.9 million), as compared with non-GAAP operating income RMB60.7 million (US$9.0 million) for the same period of the prior year.

Interest Expense

Interest expense for the first quarter of 2020 was RMB6.8 million (US$1.0 million), compared with RMB9.0 million for the same period of the prior year primarily due to a decrease in the outstanding balance of our borrowed loans and a decrease in interest rate.

Other Income

Other income for the first quarter of 2020 was RMB3.0 million (US$0.4 million), compared with RMB7.9 million for the same period of the prior year.

Income Tax (Benefit)/Expense

Income tax benefit for the first quarter of 2020 was RMB19.7 million (US$2.8 million), compared with income tax expense RMB18.7 million for the same period of the prior year.

Net Loss Attributable to RISE

Net loss attributable to RISE for the first quarter of 2020 was RMB103.8 million (US$14.7 million).

Non-GAAP net loss attributable to RISE for the first quarter of 2020 was RMB99.5 million (US$14.1 million).

EBITDA represents net income/(loss) before interests, taxes, depreciation, and amortization. EBITDA loss for the first quarter of 2020 was RMB108.0 million (US$15.2 million).

Adjusted EBITDA loss for the first quarter of 2020 was RMB108.0 million (US$15.3 million).

Basic and Diluted Earnings per ADS

Basic and diluted net loss attributable to RISE per ADS was RMB1.84 (US$0.26) for the first quarter of 2020.

Basic and diluted non-GAAP net loss attributable to RISE per ADS was RMB1.76 (US$0.25) for the first quarter of 2020.

Cash Flow

Net cash outflowed from operating activities for the first quarter of 2020 was RMB82.4 million (US$11.6 million), compared with RMB5.0 million of cash generated from operating activities for the same period of the prior year, mainly due to the reduced cash collection from regular courses as a result of the temporary closure of self-owned and franchised learning centers.

Balance Sheet

As of March 31, 2020, the Company had combined cash and cash equivalents and restricted cash of RMB925.1 million (US$130.6 million), as compared with RMB1,022.8 million as of December 31, 2019.

Current and non-current deferred revenue and customer advances were RMB776.3 million (US$109.6 million) as of March 31, 2020, representing an increase of 2.7% from RMB756.0 million as of December 31, 2019. The increase was primarily due to the revenue recognition for our offline and online courses falling behind the cash collection for the courses. Deferred revenue and customer advances mainly consisted of upfront tuition payments from students and initial franchise fees from the Company’s franchisees.

Business Outlook

RISE expects its financial and operational performance to begin improving on a sequential basis starting during the second quarter of 2020. The participation rate from offline students in online courses is high, coming in close to 90%. RISE also launched upgraded online small group classes in early May 2020, which, combined with the initial online small group classes, are expected to increasingly contribute to revenues starting in the second quarter of 2020. With back to school schedules being rolled out in an increasing number of regions, a number of the Company’s franchised learning centers have already resumed operations offline. Taking into account the above-mentioned developments and excluding any potential revenue from the Company’s self-owned learning centers which are expected to resume operations sometime during the second half of the second quarter of 2020, RISE expects revenues in the second quarter of 2020 to be in the range of RMB135 million to RMB145 million.

Conference Call Information

RISE will hold a conference call on May 14, 2020 at 9:00 pm Eastern Time (or May 15, 2020 at 9:00 am Beijing Time) to discuss the financial results. Due to the outbreak of COVID-19, operator assisted conference calls are not available at the moment. All participants must preregister online prior to the call to receive the dial-in details.

Conference call preregistration link is http://apac.directeventreg.com/registration/event/7393736. Once preregistration has been completed, participants will receive dial-in numbers, an event passcode, and a unique registrant ID.

To join the conference, please dial the number you receive, enter the event passcode followed by your unique registrant ID, and you will be joined to the conference instantly.

A telephone replay will be accessible through May 20, 2020 by dialing the following numbers:

United States: +1-646-254-3697

International: +61-2-8199-0299

Mainland China: 400-6322-162

Hong Kong: +852-3051-2780

Conference ID: # 7393736

A live and archived webcast of the conference call, together with a copy of the presentation slides used for the conference call, will also be available at the Company’s investor relations website at http://ir.risecenter.com/.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.0808 to US$1.00, the noon buying rate in effect on March 31, 2020 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

About Non-GAAP Financial Measures

To supplement RISE’s financial results presented in accordance with U.S. GAAP, the Company uses non-GAAP financial measures, which are adjusted from results based on U.S. GAAP. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in table at the end of this earnings release titled “Reconciliation of GAAP and Non-GAAP Results,” which provides more details on the non-GAAP financial measures.

Non-GAAP cost of revenues, non-GAAP operating expenses, including non-GAAP selling and marketing expenses and non-GAAP general and administrative expenses, provides the Company with an understanding of the results from the primary operations of the Company’s business by excluding the effects of certain transaction-related expenses that do not reflect the ordinary operating expenses of the Company’s operations and share-based compensation.

EBITDA, adjusted EBITDA, adjusted EBITDA margin and non-GAAP net income/(loss) provide the Company with an understanding of the results from the primary operations of the Company’s business by excluding the effects of certain transaction-related expenses that do not reflect the ordinary EBITDA and net income/(loss) of the Company’s operations.

The Company uses non-GAAP operating expenses, including non-GAAP selling and marketing expenses and non-GAAP general and administrative expenses, non-GAAP operating income/(loss), non-GAAP operating margin, EBITDA, adjusted EBITDA, adjusted EBITDA margin, non-GAAP net income/(loss) attributable to RISE, and non-GAAP basic and diluted net income/(loss) per ADS attributable to RISE to evaluate the Company’s period-over-period operating performance because the Company’s management believes these provide a more comparable measure of the Company’s continuing business as it adjusts for transaction-related expenses that are not reflective of the normal earnings of the Company’s business. These measures may be useful to an investor in evaluating the underlying operating performance of the Company’s business, and to enhance investors’ overall understanding of the historical and current financial performance of the Company’s continuing operations and prospects for the future.

Non-GAAP financial information should not be considered a substitute for or superior to U.S. GAAP results. In addition, calculations of the Company’s non-GAAP financial information may be different from calculations used by other companies, and therefore comparability may be limited.

Non-GAAP cost of revenues exclude relevant share-based compensation expenses and amortization of certain intangible assets (“IA”), including teaching course license, acquired as part of the 2013 acquisition from cost of revenues. Non-GAAP operating income/(loss) adds back share-based compensation expenses and amortization of certain intangible assets, including trademark, acquired as part of the 2013 acquisition. Each of non-GAAP operating expenses, non-GAAP selling and marketing expenses or non-GAAP general and administrative expenses excludes relevant share-based compensation expenses and amortization of certain intangible assets acquired as part of the 2013 acquisition. EBITDA represents net income before interests, taxes, depreciation and amortization.

For more information on non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable GAAP measures.”

About RISE Education

RISE Education Cayman Ltd is a leading junior English Language Training (“ELT”) provider based in Beijing. Founded in 2007, the Company pioneered the application of the “subject-based learning” philosophy in China, which uses language arts, math, natural science, and social science to teach English in an immersive environment that helps students learn to speak and think like a native speaker. Through three flagship courses, Rise Start, Rise On, and Rise Up, and other complementary products, the Company provides ELT to students aged three to six, seven to twelve and thirteen to eighteen, respectively. The Company’s highly scalable business model includes both self-owned and franchised learning centers. For more information, please visit http://en.risecenter.com/.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about RISE and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract new students and retain existing students, its ability to maintain or enhance its brand, its ability to compete effectively against its competitors, its ability to execute its growth strategy, its ability to introduce new products or enhance existing products, its ability to obtain required licenses, permits, filings or registrations, its ability to grow or operate or effectively monitor its franchise business, quarterly variations in its operating results caused by factors beyond its control, macroeconomic conditions in China and government policies and regulations relating to its corporate structure, business and industry and their potential impact on its future business development, financial condition and results of operations. All information provided in this press release is as of the date hereof, and RISE undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although RISE believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by RISE is included in RISE’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F for the year ended December 31, 2019.

Investor Relations Contact

Mei Li

RISE Education

Email: riseir@rdchina.net

Tel: +86 (10) 8559-9191

RISE EDUCATION CAYMAN LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	As of
	December 31	March 31	March 31
	2019	2020	2020
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	999,012	903,297	127,570
Restricted cash	23,813	21,773	3,075
Accounts receivable, net	1,745	1,136	160
Amounts due from a related party	191	199	28
Inventories	8,685	8,373	1,182
Prepaid expenses and other current assets	51,420	61,596	8,700

Total current assets	1,084,866	996,374	140,715
Property and equipment, net	137,340	127,000	17,936
Intangible assets, net	210,346	207,352	29,284
Long-term investment	33,000	33,000	4,660
Goodwill	665,416	670,551	94,700
Deferred tax assets	11,026	25,519	3,604
Other non-current assets	49,638	48,686	6,876
Operating lease right-of-use assets	610,323	568,089	80,229

Total assets	2,801,955	2,676,571	378,004

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term loan	134,015	136,305	19,250
Accounts payable	7,553	3,154	445
Accrued expenses and other current liabilities	202,808	186,175	26,293
Deferred revenue and customer advances	716,637	738,499	104,296
Income taxes payable	14,594	11,319	1,599
Current portion of operating lease liabilities	157,911	155,879	22,014

Total current liabilities	1,233,518	1,231,331	173,897

Long-term loan	370,163	378,230	53,416
Deferred revenue and customer advances	39,397	37,811	5,340
Deferred tax liabilities	31,116	25,822	3,647
Other non-current liabilities	39,156	40,392	5,704
Operating lease liabilities	464,304	450,165	63,576

Total liabilities	2,177,654	2,163,751	305,580

Shareholders’ equity:
Ordinary shares	6,946	6,946	981
Additional paid-in capital	583,262	583,230	82,368
Statutory reserves	104,830	104,830	14,805
Accumulated deficit	(127,059)	(230,896)	(32,609)
Accumulated other comprehensive income	40,917	41,168	5,814

Total Rise Education Cayman Ltd shareholders’ equity	608,896	505,278	71,359

Non-controlling interests	15,405	7,542	1,065

Total equity	624,301	512,820	72,424

Total liabilities, non-controlling interests and shareholders’ equity	2,801,955	2,676,571	378,004

RISE EDUCATION CAYMAN LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands, except share and ADS data and per share and per ADS data)

	Three Months Ended March 31,
	2019	2020	2020
	RMB	RMB	USD
Revenues	335,026	108,989	15,392
Educational programs	288,614	101,989	14,403
Franchise revenues	38,177	6,109	863
Others	8,235	891	126
Cost of revenues	(154,401)	(142,568)	(20,134)

Gross profit/(loss)	180,625	(33,579)	(4,742)
Selling and marketing expenses	(65,661)	(43,220)	(6,104)
General and administrative expenses	(61,924)	(54,598)	(7,711)

Operating income/(loss)	53,040	(131,397)	(18,557)
Interest income	2,574	3,852	544
Interest expense	(8,953)	(6,791)	(959)
Foreign currency exchange gain/(loss)	50	(79)	(11)
Other income, net	7,927	2,987	422

Income/(Loss) before income tax expense	54,638	(131,428)	(18,561)
Income tax (expense)/benefit	(18,706)	19,728	2,786

Net income/(loss)	35,932	(111,700)	(15,775)

Add: net loss attributable to non-controlling interests	438	7,863	1,110

Net income/(loss) attributable to RISE Education Cayman Ltd	36,370	(103,837)	(14,665)

Net income/(loss) per ordinary share:
Basic	0.32	(0.92)	(0.13)
Diluted	0.32	(0.92)	(0.13)

Net income/(loss) per ADS (Note 1):
Basic	0.64	(1.84)	(0.26)
Diluted	0.63	(1.84)	(0.26)

Shares used in net income/(loss) per ordinary share computation:
Basic	113,615,686	112,756,311	112,756,311
Diluted	115,056,569	112,756,311	112,756,311
ADSs used in net income/(loss) per ADS computation: (Note 1)
Basic	56,807,843	56,378,155	56,378,155
Diluted	57,528,285	56,378,155	56,378,155

Note 1: Each ADS represents two ordinary shares.

RISE EDUCATION CAYMAN LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands, except share and ADS data and per share and per ADS data)

	Three Months Ended March 31,
	2019	2020	2020
	RMB	RMB	USD
Net income/(loss)	35,932	(111,700)	(15,775)
Other comprehensive (loss)/income, net of tax of nil:
Foreign currency translation adjustments	(512)	251	35

Other comprehensive (loss)/income	(512)	251	35

Comprehensive income/(loss)	35,420	(111,449)	(15,740)

Add: comprehensive loss attributable to non-controlling interests	438	7,863	1,110

Comprehensive income/(loss) attributable to RISE Education Cayman Ltd	35,858	(103,586)	(14,630)

RISE EDUCATION CAYMAN LTD

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(in thousands, except ADS data and per ADS data)

	Three Months Ended March 31,
	2019	2020	2020
	RMB	RMB	USD
Net income/(loss)	35,932	(111,700)	(15,775)
Share-based compensation (“SBC”)	3,383	(41)	(5)
IA amortization arising from Bain acquisition	4,241	4,388	620

Non-GAAP net income/(loss)	43,556	(107,353)	(15,160)

Add: net loss attributable to non-controlling interests	438	7,863	1,110

Non-GAAP net income/(loss) attributable to RISE Education Cayman Ltd	43,994	(99,490)	(14,050)

Net income/(loss)	35,932	(111,700)	(15,775)
Add: Depreciation	10,754	12,646	1,786
Add: Amortization	5,345	7,878	1,113
Add: Interest expense	8,953	6,791	959
Add: Income tax expense/(benefit)	18,706	(19,728)	(2,786)
Less: Interest income	2,574	3,852	544

EBITDA	77,116	(107,965)	(15,247)

SBC	3,383	(41)	(5)

Adjusted EBITDA	80,499	(108,006)	(15,252)

Cost of revenues	154,401	142,568	20,134
Personnel costs	64,035	65,859	9,300
Rental costs	51,891	50,873	7,185
Others	38,475	25,836	3,649
Less: SBC	450	699	99
Less: IA amortization arising from Bain acquisition	3,457	3,577	505

Non-GAAP cost of revenues	150,494	138,292	19,530

Non-GAAP gross profit/(loss)	184,532	(29,303)	(4,138)
Selling and marketing expenses	65,661	43,220	6,104
Less: SBC	102	195	28
Less: IA amortization arising from Bain acquisition	784	811	115

Non-GAAP selling and marketing expenses	64,775	42,214	5,961

General and administrative expenses	61,924	54,598	7,711
Less: SBC	2,831	(935)	(132)

Non-GAAP general and administrative expenses	59,093	55,533	7,843

Operating expense	127,585	97,818	13,815
Less: SBC	2,933	(740)	(104)
Less: IA amortization arising from Bain acquisition	784	811	115

Non-GAAP operating expense	123,868	97,747	13,804

Operating income/(loss)	53,040	(131,397)	(18,557)
SBC	3,383	(41)	(5)
IA amortization arising from Bain acquisition	4,241	4,388	620

Non-GAAP operating income/(loss)	60,664	(127,050)	(17,942)

Non-GAAP net income/(loss) per ADS attributable to RISE-basic (Note 1)	0.77	(1.76)	(0.25)
Non-GAAP net income/(loss) per ADS attributable to RISE-diluted (Note 1)	0.76	(1.76)	(0.25)
ADSs used in calculating net income/(loss) per ADS-basic (Note 1)	56,807,843	56,378,155	56,378,155
ADSs used in calculating net income/(loss) per ADS-diluted (Note 1)	57,528,285	56,378,155	56,378,155

Note 1: Each ADS represents two ordinary shares.